

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 1, 2008

Mr. Mark Wilson
Vice President, Controller and Chief Accounting Officer
Exco Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251

      Re: Exco Resources, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              File No. 001-32743

Dear Mr. Wilson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                   Sincerely,

                   Karl Hiller
                   Branch Chief